SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, January 18, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL) , Brazil’s largest domestic airline, in compliance with article 33, item XXXI, of the Resolution of the Brazilian Securities Commission (“CVM”) No. 80, of March 29, 2022 (“CVM Resolution 80”), provides its shareholders and the market in general with the information required in Exhibit E of CVM Resolution 80 in relation to the Company’s capital increase approved by the Board of Directors at a meeting held on January 18, 2024, within the limit of the authorized capital, as a result of the exercise of options by participants in the Company's Stock Option Plan (“Stock Option Plan” and “Capital Increase SOP”, respectively).

As a result of the Capital Increase SOP, the Company presents below the information required by article 5 of Exhibit E of CVM Resolution 80:

1       DATE OF THE SHAREHOLDERS MEETING ON WHICH THE STOCK OPTION PLAN WAS APPROVED

The Stock Option Plan was approved at the Company's Extraordinary Shareholders Meeting held on October 19, 2012 and amended on October 7, 2020.

2       TOTAL AMOUNT OF THE CAPITAL INCREASE AND NEW CAPITAL STOCK

The amount of the Capital Increase SOP is R$1,469,856.68 (one million, four hundred and sixty-nine thousand, eight hundred and fifty-six reais and sixty-eight centavos).

Previously, the share capital was R$4,198,155,613.08 (four billion one hundred and ninety-eight million one hundred and fifty-five thousand six hundred and thirteen reais and eight centavos), divided into 3,200,601,904 (three billion two hundred million six hundred and one thousand nine hundred and four) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand and five hundred) common shares and 336,919,404 (three hundred and thirty-six million, nine hundred and nineteen thousand, four hundred and four) preferred shares, all nominative and without par value.

As a result of the Capital Increase SOP, the Company's share capital will be R$4,199,625,469.76 (four billion, one hundred and ninety-nine million, six hundred and twenty-five thousand, four hundred and sixty-nine reais and seventy-six centavos), divided into 3,201,162,918 (three billion, two hundred and one million, one hundred and sixty-two thousand, nine hundred and eighteen) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand and five hundred) common shares and 337,480,418 (three hundred and thirty-seven million, four hundred and eighty thousand, four hundred and eighteen) preferred shares, all nominative and without par value.

3       NUMBER OF ISSUED SHARES OF EACH TYPE AND CLASS

As a result of the Capital Increase SOP, the Company issued 561,014 (five hundred and sixty-one thousand and fourteen) preferred shares, nominative, book-entry shares with no par value.

The newly issued preferred shares are identical to existing preferred shares and, therefore, will be entitled to the same rights attributed to other preferred shares issued by the Company. In accordance with the provisions of article 171, paragraph 3, of Law No. 6,404, of December 15, 1976, the Company's current shareholders will not have preference for subscription to shares issued within the scope of the Capital Increase SOP.

4       ISSUANCE PRICE

The issuance price under the Capital Increase SOP was R$2.62 (two reais and sixty-two centavos) per share.

5       QUOTATION OF EACH TYPE AND CLASS OF THE ISSUER'S SHARES ON THE MARKETS ON WHICH THEY ARE TRADED

(a)       minimum, average and maximum price share for each year, in the last 3 (three) years REVOKED.

(b)       minimum, average and maximum price share for each quarter, in the last 2 (two) years

Notice to Market

REVOKED.

(c)       minimum, average and maximum price share for each month, in the last 6 (six) months

REVOKED.

(d)       average price share over the last 90 (ninety) days

REVOKED.

6       PERCENTAGE OF POTENTIAL DILUTION RESULTING FROM THE ISSUANCE

Within the scope of the Capital Increase SOP, the percentage of dilution was, approximately, 0.0175%.

More information about the Capital Increase SOP is available on the websites of CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and GOL's investor relations (ri.voegol.com.br), or on the contact details below:

About GOL Linhas Aéreas Inteligentes S.A

GOL is the main Brazil's airline and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer